Exhibit 99.2

Employment

Agreement

(Applicable for full-time employment)

Name of Party A (employer): Jaingsu EZGO Technology Ltd.

Address: A209, Jiangsu Research Institute of DUT, No. 18 Changwu Middle Road, Wujin District, Changzhou City, Jiangsu Province, China

legal representative: Jianhui Ye

contacts Jianli Zhou

contact number 13775625963

Name of Party B (laborer):	Zebin Zhao

Gender: Male	Date of Birth: August 30, 1986

Nationality: Han	Cultural level: Bachelor

Tel.: 13538277002	ID Number: 440582198608304951

Address: No. 10, GaoxinNan 4 Road, Nanshan District, Shenzhen, Guangdong

Present Address:

According to the labor law of the People’s Republic of China (hereinafter referred to as the “labor law”), the labor contract law of the People’s Republic of China (hereinafter referred to as the “labor contract law”) and other relevant laws and regulations, both parties follow the legal, fair, equality, consensus, honesty, sign this contract, abide by the terms listed in this contract.

I. Term of Contract

(I) Party A and Party B agree to press the following items in No 1 Determine the term of this contract by any way.

1. Fixed term: from 2022 year 4 month 1 day to 2025 year 3 month 31 Day to stop.

2. No fixed period: from / __year /___ month / ___day.

3. To complete a certain work task as the deadline: from / ____year / ___month day to / ____When the work task is completed.The sign of completing the work task is / _。

(2) Probation period is N/A (The probation period is included in the contract period. If there is no probation period, fill in “no”).

2. Work Content and work place

Party B’s work content (post or type of work): COO 。

Working Location of Party B: Changzhou 。

3. Working hours, rest and leave

(I) Party A and Party B agree to press the following items in No 1 Determine party B’s working hours by one way.

1. Standard working hours system, namely daily work 8 Hours (not more than 8 hours), working every week 40 Hours (no more than 40 hours), and at least one day off a week.

2. Irregular working hour system, that is, after the approval of the labor and social security administrative department, Party B shall implement the irregular working hour system.

3. Comprehensive calculation working hour system, that is, after the approval of the labor and social security administrative department, Party B’s position shall implement the comprehensive calculation working hour system.

(II) If Party A needs to extend its working hours due to production and operation, Article 41 of the Labor Law shall be implemented.

(III) Party B shall enjoy legal holidays, wedding leave, maternity leave, funeral leave and other holidays according to law.

(IV) Other rest and vacation arrangements of Party B.

Four, labor remuneration

(I) Party A shall formulate a wage distribution system according to law and inform Party B.The salary paid by Party A to Party B shall not be lower than the minimum salary of the current year announced by the municipal government.

(II) Party B’s monthly salary 25,000 Yuan (including the monthly salary during the probation period / Yuan) or according to the relevant rules and regulations of the company.

(III) Party A pays every 15th on a monthly basis.Party A shall pay Party B in currency at least once a month.

(IV) Party B’s overtime salary, holiday salary and salary under special circumstances shall be paid in accordance with relevant laws and regulations.

(V) Other wage agreements between party A and Party B

If Party B requests to work overtime, it shall submit a written application in advance with the approval of the general manager, otherwise the overtime work shall be invalid. If Party A arranges Party B to work overtime or to offset the monthly sick leave, Party A shall pay the overtime pay according to the actual overtime time.

V. Social insurance and welfare benefits

(1) Party A and Party B shall participate in social insurance and pay social insurance premiums in accordance with relevant national, provincial and municipal regulations.

(II) If Party B is ill or has a non-work-related injury, Party A shall give Party B the medical treatment period and medical treatment period according to the relevant national, provincial and municipal regulations.

(III) If Party B suffers from occupational diseases or work-related injuries, Party A shall comply with the Law on the Prevention and Treatment of Occupational Diseases, the Regulations on Industrial Injury Insurance and other relevant laws and regulations.

(IV) Party A shall provide Party B with the following benefits see M&A of company 。

Labor protection, working conditions and protection of occupational hazards

(I) Party A shall, in accordance with relevant national, provincial and municipal labor protection regulations, provide labor workplaces and necessary labor protection articles conforming to national safety and health standards to effectively protect the safety and health of Party B in production.

(II) Party A shall do a good job in special labor protection for female employees and minor workers in accordance with relevant national, provincial and municipal regulations.

(III) Party B is engaged in / Work, which may produce a / . Party A shall take the occupational hazard protective measures, and organize party B’s health examination / times a year.

(IV) Party B has the right to refuse Party A’s illegal command and enforce the risk to risk or correct Party A’s behavior or report to relevant authorities.

Vii. Rules and regulations

(I) Party A shall formulate and revise the rules and regulations in accordance with the law, and convey them through the bulletin board, network notice, training, oral communication, etc. Party B shall read, understand and abide by Party A’s rules and regulations.If Party B fails to perform the aforesaid obligations, the effectiveness of Party A’s publicity of the rules and regulations shall not be affected.

(II) Party B shall abide by relevant national, provincial and municipal laws and regulations and rules and regulations formulated by Party A according to law, complete work tasks on time, improve professional skills, and abide by safe operation rules and professional ethics.

(III) Party B shall consciously abide by the relevant national, provincial and municipal regulations on family planning.

VIII. Modification of Contract

Both parties and Party B may change the contract through negotiation.The change contract shall be in writing.Each party shall hold one copy of the changed contract text.

Ix. Termination and termination and economic compensation shall be implemented in accordance with laws and company rules and regulations.

X. Contract rescission and termination procedures

If both parties rescinind or terminate this Contract, Party B shall handle the work handover and other procedures as agreed by both parties.Party A shall issue a written certificate to Party B according to law, and handle the transfer procedures of files and social insurance relationship for Party B within 15 days.

Xi. Dispute Settlement

Any labor dispute arising between Party A and Party B shall be settled through negotiation first.If the negotiation fails, it may apply to the labor union or apply to the labor dispute mediation committee for mediation; it may also directly apply to the labor dispute arbitration committee for arbitration.If there is no objection to the arbitration award, both parties must perform; if they refuse not accept the arbitration award, they may bring a suit in a people’s court.

Xii. Other matters deemed necessary to be agreed upon by both parties:

Commitment (a) party b: in addition to sign the labor contract with party a, signed no labor contract with other employers, or has terminated (or terminate) the labor contract, otherwise, due to the original employer losses, caused by party b, if economic losses caused by party a, party a has the right to recover from party b, and has the right to terminate the labor contract with party b at any time does not pay economic compensation.

Provide (2) party b to party a with false documents, contact, contact number, work experience, marital status and other information cheated, constitute a serious violation of the rules and regulations of party a, party a has the right to terminate the labor contract and not pay economic compensation, at the same time, party b shall compensate for all the losses caused by the above behavior to party a, and bear other legal consequences caused by the above behavior.

(III) During the probation period, If Party B has the following circumstances, Party A has the right to terminate the employment contract without notifying Party B in advance or paying economic compensation. Party A shall pay party B’s actual working days after Party B goes through the work handover procedures:

1. The information filled in on party B’s entry registration form and all the entry information provided are false;

2. Work skills are not consistent with the working ability of personal written statement or fail to meet the recruitment conditions;

3. Failing to complete the work tasks required in the probation period with both quality and quantity guaranteed;

4. During the trial period, those who late or early leave for more than 3 times (or half an hour), personal leave for more than 3 days or sick leave for more than 5 days;

5. Other circumstances under which the labor contract can be terminated as stipulated by laws, regulations or Party A’s rules and regulations.

(IV) After Party B provides vocational and technical training (including post transfer) by Party A, if Party A has a training agreement, Party B shall pay compensation to Party A under the training agreement, Party A shall collect the actual training fee (including the salary during the training) by 20% of the actual training amount for each service; no compensation shall be received for five years.

(V) The expenses assigned by Party A by Party B to visit or visit abroad shall be listed as the training expenses.If Party B needs to go abroad for investigation or participate in the exhibition or visit due to work, it must serve in the enterprise for more than two years after returning abroad, otherwise Party A has the right to recover the training fee from Party B.The recovery method is: 100% for those who leave the company within one year, and 80% between one year and two years.

(VI) Both parties agree through negotiation that Party A has the right to make adjustments to Party B’s working place within the above scope according to the company’s business conditions and work needs. Party B confirms that the changes in the above scope are objective changes and Party B agrees and is willing to abide by Party A’s arrangements.

(VII) According to the business needs of the Company, Party A shall have the right to adjust Party B’s position or work without lowering Party B’s salary standard and treatment. Party B shall have the right to reflect its opinions, but shall obey Party A’s work arrangement without Party A’s approval.Otherwise, Party A shall have the right to terminate the labor contract with Party B at any time without paying economic compensation.

(VIII) Party B shall keep Party A’s trade secrets, whether during the contract period or not.Party A has taken into account the confidentiality obligation when paying Party B, so it does not need to pay an additional confidentiality fee.

(IX) Without the written consent of Party A, Party B shall not operate the same or similar business to Party A for itself or a third party, and Party B nor its family shall not name or anonymously invest in Party A’s competitors, suppliers or customers.Otherwise, Party A shall have the right to terminate the labor contract with Party B at any time without paying economic compensation.

(X) Without the consent of Party A, Party B shall not work part-time jobs in any form outside of Party A, especially with Party A’s competitors, suppliers and customers.Otherwise, Party A shall have the right to terminate the labor contract with Party B at any time without paying economic compensation.

(XI) Party B’s company property of Party A shall not be used for personal use. At any time, Party B shall not take advantage of Party A’s reputation or personal position to engage in affairs unrelated to work and obtain personal benefits, such as bribery or bribery, tips and kickbacks.Otherwise, Party A shall have the right to terminate the labor contract with Party B at any time without paying economic compensation.

(12) The home address and current address filled in by the employee in the entry application form or this labor contract are the delivery address of the documents confirmed by the employee. If the employee’s address changes, the employee shall timely notify the company in written form, otherwise the company’s documents sent according to any address shall be deemed to know the contents of the documents.

(XIII) All rules and regulations, including Employee Manual, Job Description, Training Agreement, Confidentiality Agreement and Safety Standards, are annexes to this Contract, and have the same legal effect as this Contract. Party B has clearly read the annex and confirmed its contents.Party B’s signature on this Contract shall be deemed to be signed on the above attachments.

(14) At the time of signing this Contract, all previous labor services have been settled and there is no labor dispute between both parties.

Thirteen, other

(I) If the matters not covered herein or the contract terms conflict with the provisions of the existing laws and regulations, the current laws and regulations shall apply.

(II) This Contract shall come into force upon being signed and sealed by both parties, and shall be invalid if altered or signed without written authorization.

(III) This contract is made in duplicate, with each party holding one copy.

Party A: (seal)	Party B: (Signature) Zebin Zhao

Date: April 1, 2022	Date: April 1, 2022